SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Platform P-43 left the quay

(Rio de Janeiro, October 13, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that P-43 - the Barracuda field FPSO – left today the quay at the Maua-Jurong shipyard in Niteroi, Rio de Janeiro State, for sea trials and final inspections and then will be sailing to its definitive site of installation, located 182 km away from the coast of Rio de Janeiro State, in a water depth of 800 meters.

Upon its arrival, the FPSO vessel will be moored and will have its wells connected. This unit has a total processing capacity of 150,000 barrels per day and the expectation is that the first oil production will happen in November, 2004 and peak production will be reached by mid 2005.

The Caratinga FPSO, P-48, with 150,000 bpd of production capacity, which is also part of the Barracuda-Caratinga development, is in its final phase of construction at the Brasfels shipyard in Angra dos Reis, Rio de Janeiro State, and its Sail Away and first oil are expected to occur by mid December, 2004 and mid January, 2005, respectively.

With these two units in operation, the current oil production of the Country will increase in approximately 15%, being an important step to fulfill Petrobras goals as established in the Strategic Plan 2015 where production grows at an average of 5.9% per year through 2010, achieving self-sufficiency in 2005.

Petrobras also announces that it has reached a revised agreement in principle with KBR aiming at resolving the outstanding issues regarding the Barracuda-Caratinga project. This agreement in principle cancels and replaces the previous agreement reached with Petrobras in April 2004. The revised agreement in principle, which is subject to project lenders approval and final agreement, will settle all outstanding claims.

If the parties are unable to reach final agreement, then Petrobras will pursue arbitration of its claims. The agreement in principle contemplates amending the existing agreements.

http: //www.petrobras.com.br/ri/english

Contacts:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.